October 13, 2005

Mail Stop 4561

Via U.S. Mail and Fax (212) 603-4981
Mr. George N. Tietjen III
Chief Financial Officer and Treasurer
SB Partners
1251 Avenue of the Americas
New York, NY 10020


	RE:	SB Partners
      Form 10-K for the fiscal year ended December 31, 2004
		Filed April 13, 2005
		Form 10-Q for the quarterly period ended March 31, 2004
		File No. 0-08952

Dear Mr. Tietjen:

      We have reviewed your response letter dated October 7, 2005 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5 Investment in Joint Venture, page 36

1. Your response to prior comment 1 indicates that the other limited partners are all related parties. Please clarify if this means that they are related to the registrant or related to each other but not the registrant.

2. Your response to prior comment 1 references certain rights described in paragraph 9 of SOP 78-9. However, the rights mentioned in your response would appear to be considered protective, not participating, rights under EITF 96-16. Please explain to us how you have considered the provisions of EITF 96-16 and EITF 04-5 in determining that the equity method is the most appropriate method of accounting for your investment in the joint venture. In accordance with EITF 04-5 the general partner usually consolidates unless the general partner can be removed by the limited partners or the limited partners have substantive participating rights.

3. Since you have accounted for your investment in the joint venture using the equity method, please explain to us why you have not filed audited financial statements of the joint venture in accordance with
Rule 3-09 of Regulation S-X.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3486.



Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. George N. Tietjen III
SB Partners
October 13, 2005
Page 1